[redacted]

11023160

SEC ... MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolfe & Hurst Bond Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Montgomery Street, Ste. 1040
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Hurst 732-382-6748
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, O. Gene Hurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolfe & Hurst Bond Brokers, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature] Pre
Signature

President
Title

[signature]
Notary Public

JOAN HURST
A Notary Public of New Jersey
My Commission Expires JULY 7, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFE & HURST BOND BROKERS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2011

WOLFE & HURST BOND BROKERS, INC.

CONTENTS

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Wolfe & Hurst Bond Brokers, Inc.

We have audited the accompanying statement of financial condition of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2011 (the Company) and the related statements of income, cash flows, changes in shareholders' equity, and changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolfe & Hurst Bond Brokers, Inc. as of June 30, 2011, and the results of its operations and cash flows, changes in shareholders' equity, and changes in liabilities subordinated to claims of creditors for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Company LLC

GREENBERG & COMPANY, LLC

Springfield, New Jersey
August 4, 2011

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2011

ASSETS

Cash	$	693,981
Special Bank Account for the Benefit of Customers		100
Good Faith Deposit		525,000
Clearing House Receivable		671,675
Fails to Deliver		51,307
Collateralized Receivable		564,033
Prepaid Expenses		105,112
Loan Receivable - Related Party		245,219
Property and Equipment, Net		288
Mandatory Non-Marketable Investments		11,824
Deposits		49,437
Other Assets		3,400
TOTAL ASSETS	$	2,921,376

LIABILITIES & SHAREHOLDERS' EQUITY

LIABILITIES

Fails to Receive	$	50,774
Accounts Payable and Accrued Expenses		140,587
Federal and State Income Tax Payable		116,929
Accrued Interest - Related Party		14,033
Loans Payable Subordinated - Related Party		580,955
TOTAL LIABILITIES		903,278

COMMITMENTS & CONTINGENCIES (SEE NOTE 6 and 11)

SHAREHOLDERS' EQUITY

Common Stock		
No Par Value, 1000 Shares Authorized, 90 Shares Issued and Outstanding	$	297,885
Additional Paid in Capital		471,637
Treasury Stock, Cost Method		(88,295)
Retained Earnings, Net of Cumulative Effect of Unrecognized Tax Benefits of $98,203		1,336,871
TOTAL SHAREHOLDERS' EQUITY		2,018,098
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	2,921,376

See independent auditor's report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2011

REVENUES	
Commissions from Bonds Traded	$ 4,960,839
Interest Income	3,724
	4,964,563
EXPENSES	
Bond Trader Salaries	2,349,027
Adminitrative Salaries	467,796
Software Consultants	189,544
Clearance Cost	146,178
Rent	268,791
Communications	701,953
Payroll Taxes	176,911
Insurance	270,966
Depreciation Expense and Amortization	5,011
Regulatory Agencies	57,308
Other Operating Expenses	353,857
	4,987,342
LOSS BEFORE PROVISION FOR INCOME TAXES	(22,779)
Provisions for State Income Taxes	1,510
NET LOSS	$ (24,289)

See independent auditor's report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(24,289)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Depreciation and Amortization		5,011
Changes in Assets and Liabilities		
Increase in Collateralized Receivable		(375)
Increase in Deposits		(430)
Decrease in Clearing House Receivable		25,600
Increase in Fails to Deliver		(23,608)
Increase in Employee Loan Receivable		(3,400)
Increase in Prepaid Expenses		(10)
Increase in Accounts Payable and Accrued Expenses		16,205
Increase In Accrued Interest-Related Party and Other Liabilities		374
Decrease in Federal & State Tax Payable		(30,500)
Increase in Fails to Receive		23,072
NET CASH USED BY OPERATING ACTIVITIES		(12,350)
CASH FLOWS FROM INVESTING ACTIVITIES		
Mandatory Non Marketable Investments		(102)
Fixed Asset Purchase		(4,743)
NET CASH USED BY INVESTING ACTIVITIES		(4,845)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(17,195)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		711,176
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	693,981
Supplemental Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	-
Income Tax	$	31,454

See independent auditor's report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at June 30, 2010	$ 297,885	$ 471,637	$ (88,295)	$ 1,361,160	$ 2,042,387
Net Loss	$ 0	$ 0	$ 0	$ (24,289)	(24,289)
Balance at June 30, 2011	$ 297,885	$ 471,637	$ (88,295)	$ 1,336,871	$ 2,018,098

See independent auditor's report and notes to the financial statements.

WOLFE & HURST BOND BROKERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED JUNE 30, 2011

Subordinated Loans at Beginning of Year	$	580,955
Increase (Decrease)	$	0
SUBORDINATED LOANS AT END OF YEAR	$	580,955

See independent auditor's report and notes to the financial statements.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Wolfe & Hurst Bond Brokers, Inc. (the"Company") is a registered broker dealer engaged in the execution of bond transactions for other broker-dealers and dealer-banks as a broker's broker. The Company does not position bonds nor does it deal with the public. The initial municipal division was founded in 1977. The Company has its headquarters in New Jersey and branch offices in other states and transacts business throughout the United States.

Revenue Recognition

Commission revenues are recorded on a settlement-date basis, generally, the third business day after trade date. There is no material difference between the trade and settlement dates.

Securities Transactions

Receivables (Fail to Deliver) from and payables (Fail to Receive) to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date. Clearing house receivable is recorded on a settlement-date basis.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

Property and Equipment

Property and equipment is stated at cost and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is disposed, the related cost and accumulated depreciation is removed from the respective accounts and any gain or loss is reflected in income. Depreciation and amortization are calculated by the use of accelerated method over the estimated useful lives of the assets. The difference between depreciation for financial statement purposes and tax accounting purposes is not material.

Income Taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Code ("ASC") 740, Income Taxes, formerly known as Statement of Financial Accounting Standards No. 109. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. There is no temporary difference between income tax basis and financial statement basis and accordingly there is no deferred income tax asset or liability. The Company files a consolidated income tax return with its parent, Wolfe & Hurst, Inc.

FSP FIN 48.3 (codified with ASC 740) deferred the effective date of FIN 48 for non-public enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. The Company adopted FIN 48 as of July 1, 2009. See Note 10 related to disclosure of uncertain tax position.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-lived Assets

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

NOTE 2 SPECIAL BANK ACCOUNT

Wolfe & Hurst Bond Brokers, Inc. maintains a deposit of $100 to meet Securities and Exchange Commission's regulation 15c3-3. The Company does not carry nor does it contemplate having any customer accounts.

NOTE 3 GOOD FAITH DEPOSIT

For the year ended June 30, 2011, Good Faith Deposits in the amount of $525,000 are maintained with the National Securities Clearing Corporation, Depository Trust Company, and the Bank of New York Company, Inc. These companies clear all transactions for the Company. The accounts are not subject to restrictions on withdrawal.

NOTE 4 SECURITIES CLEARANCE PROCEDURE

All transactions of Wolfe & Hurst Bond Brokers, Inc. are cleared by the Bank of New York Company, Inc., the National Securities Clearing Corp., or Depository Trust Company, in accordance with the regulations of FINRA.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Leasehold improvements	$ 278
Office furniture and equipment	238,467
	238,745
Less accumulated depreciation and amortization	238,457
Total	$ 288

Depreciation and amortization expense for the year ended June 30, 2011 was $5,011.

NOTE 6 LEASE COMMITMENTS

Minimum rental commitments under all non-cancelable operating leases, primarily leases for real estate, in effect at June 30, 2011 were:

Fiscal Year Ending June 30	Amount
2012	194,802
2013	160,705
2014	21,663
2015 and beyond	21,858
Total Minimum Payments	$ 399,028

The total rental expense for operating leases for the fiscal year ended June 30, 2011 was $268,791. The base rent was $211,980 and the remaining $56,811 represents utility, garage space and additional charges.

NOTE 7 RELATED PARTY TRANSACTIONS

Loan Subordination

Pursuant to the Securities and Exchange Commission, the following related parties have subordinated loans to the Company:

Name	Principal	Maturity Date
Gerard J. Wolfe and Vincenta Wolfe	$ 50,000	7/30/2016
Gerard J. Wolfe	190,478	7/30/2016
O. Gene Hurst	240,477	7/30/2016
Wolfe & Hurst, Inc.	100,000	4/01/2016
Total	$580,955	

The Company is a wholly owned subsidiary of Wolfe & Hurst, Inc. Wolfe & Hurst, Inc. is 50% each owned by Gerard J. Wolfe, CEO of the Company and O. Gene Hurst, President of the Company. Vincenta Wolfe is the wife of Gerard J. Wolfe. These loans are unsecured. Loans of $200,000 were deposited in a bank as a collateral per the agreement with the clearing houses and the interest earned in the bank in the amount of $14,033 is payable to the related parties as of June 30, 2011.

Wolfe & Hurst, Inc. has owed $245,219 to the Company since 1987. The loan does not accrue any interest. The loan is unsecured and has no maturity date.

NOTE 8 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2011, the Company had net capital and net capital requirements of $2,176,134 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.12 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 9 SAVINGS PLAN

The Company has a voluntary 401(k) Savings Plan. Investments in the plan are made by the employees. All fees are also paid directly by the employees. The Company does not contribute to the Plan.

NOTE 10 UNRECOGNIZED TAX BENEFITS

The Company adopted the special provision within FASB ASC Topic 740 (Income Taxes) formally known as Interpretation No. 48, "Accounting for Uncertain Tax Positions" on July 1, 2009. Interest and penalties are classified as income taxes. The interest and penalties in the amount of $3,719 and $5,277 are recognized in the statement of financial condition. The Federal statute of limitations for a significant portion of this liability expires in September 2012.

NOTE 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, receivables, prepaid assets, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

(Continued)

The Company has deposits in banks, shown as Cash in the statement of financial condition, in excess of the FDIC insured amount. At June 30, 2011, the Company had approximately $350,000 in excess of this requirement which is subject to loss should the bank cease operations.

The Company has good faith deposits and receivables from its clearing broker as shown in the statement of financial condition. These amounts are not insured by the FDIC and are subject to loss should the broker dealers or clearing organization cease business.

The collateralized receivable as shown in the statement of financial condition is insured by the FDIC except $250,000, which is not in an FDIC protected account.

SUPPLEMENTARY INFORMATION

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 1
COMPUTATION OF AGGREGATED INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SEC
AS OF JUNE 30, 2011

Aggregated Indebtedness:				
Payroll Taxes Payable			$	3,892
Taxes Payable				116,929
Other Current Liabilities				10,605
Accrued Expenses Payable				126,089
TOTAL AGGREGATED INDEBTEDNESS			$	257,515
NET CAPITAL				
Stockholders' Equity from Statement of Financial Condition			$	2,018,098
ADDITIONS:				
Subordinated borrowings allowable in computation of net capital				580,955
				2,599,053
DEDUCTIONS:				
Total Nonallowable Assets	$	415,913		
Aged Fail to Deliver		7,006		
				(422,919)
NET CAPITAL			$	2,176,134

Note: There are no material differences between the above computation of aggregatred indebtedness and net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of June 30, 2011

See the accompanying Independent Auditor's Report

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SEC
(Continued)
AS OF JUNE 30, 2011

Computation of Basic Net Capital Requirements:

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness of $257,515)	$ 17,168
Minimum Dollar Net Capital Requirement	$ 100,000
Net Capital Required	$ 100,000
Excess Net Capital	$ 2,076,134
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 2,056,134
Percentage of Aggregate Indebtedness to Net Capital	11.83%

Note: There are no material differences between the above computation of aggregatred indebtedness and net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of June 30, 2011

See the accompanying Independent Auditor's Report

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC
AS OF JUNE 30, 2011

Wolfe & Hurst Bond Brokers, Inc. has elected the K2A exemption from Rule 15c3-3 computation Wolfe &. Hurst Bond Brokers, Inc. maintains a customer Special Bank Account with Bank of America for such purposes.

See the accompanying Independent Auditor's Report

WOLFE & HURST BOND BROKERS, INC.
SCHEDULE 3
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC
AS OF JUNE 30, 2011

Wolfe & Hurst Bond Brokers, Inc. does not carry customer accounts and does not contemplate carrying the same. ALL transactions are cleared through The National Securities Clearing Corp., Depository Trust Clearing Corp. or Bank of New York Mellon Inc.

See the accompanying Independent Auditor's Report

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Wolfe & Hurst Bond Brokers, Inc.

In planning and performing our audit of the financial statements and supplementary information of Wolfe & Hurst Bond Brokers, Inc. (the "Company") as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph (k)(1) as of June 30, 2011, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

Greenberg & Company LLC

Springfield, New Jersey
August 4, 2011

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

August 4, 2011

Wolfe & Hurst Bond Brokers, Inc.
30 Montgomery St., 10th Floor
Jersey City, NJ 07302

To the Shareholders of Wolfe & Hurst Bond Brokers, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011 which were agreed to by Wolfe & Hurst Bond Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC and solely to assist you and the other specified parties in evaluating Wolfe & Hurst Bond Brokers, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation Wolfe & Hurst Bond Brokers, Inc.'s management is responsible for the Wolfe & Hurst Bond Brokers, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

August 4, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024924 FINRA JUN
WOLFE & HURST BOND BROKERS INC
30 MONTGOMERY ST 10TH FL
JERSEY CITY NJ 07302-3829

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 12402.10

B. Less payment made with SIPC-6 filed (exclude interest) (6524.17)

1-28-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5877.93

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5877.93

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5877.93

H. Overpayment carried forward $( )

7/20/11 # 43842

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wolfe & Hurst Bond Brokers, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature) Gerard J. Wolfe

Chairman, CEO, Sed. Treas
(Title)

Dated the 20 day of July, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2010
and ending 6/30/2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,960,839

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ -0-

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions -0-

2d. SIPC Net Operating Revenues $ 4,960,839

2e. General Assessment @ .0025 $ 12,402.10

(to page 1, line 2.A.)